Exhibit 3.1

OSI SYSTEMS, INC.

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION

Deepak Chopra and Victor Sze certify that:

1. They are the duly appointed and acting Chief Executive Officer and Secretary, respectively, of OSI Systems, Inc., a California corporation (the “corporation”).

2. Article III(A) of the Amended and Restated Articles of Incorporation is hereby amended to read in its entirety as follows:

III.

A. The total number of shares of stock which this corporation shall have authority to issue is 110,000,000, consisting of 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock.

3. The foregoing amendment to the Amended and Restated Articles of Incorporation has been duly approved by the Board of Directors.

4. The amendment to the Amended and Restated Articles of Incorporation has been duly approved by the required vote of the shareholders in accordance with Sections 902 and 903 of the California Corporations Code. The only class of outstanding shares entitled to vote with respect to the amendment to the Amended and Restated Articles of Incorporation is Common Stock. The total number of outstanding shares of the corporation entitled to vote with respect to the amendment to the Amended and Restated Articles of Incorporation is 16,245,310 shares of Common Stock. No shares of Preferred Stock are outstanding. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was a majority of the voting power of the outstanding shares of Common Stock.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: November 8, 2004

/s/ Deepak Chopra
Deepak Chopra, Chief Executive Officer

/s/ Victor Sze
Victor Sze, Secretary